John N. McAleer
Krispy Kreme Doughnuts, Inc. (KKD)
September 3, 2003

Form 4 Footnotes

(1)	On August 26, 2003, Jubilee Investments Limited Partnership (the “Partnership”) entered into a contract (the “Partnership Contract”) relating to up to 1,500,000 shares of common stock of which the reporting person is an indirect beneficial owner in his capacity as a partner of the Partnership. On September 3, 2003, the first and second tranches (respectively, “Partnership Tranche No. 1” and “Partnership Tranche No. 2”) closed under the Partnership Contract. The Partnership has pledged 1,500,000 shares of common stock to secure its obligations under the Partnership Contract.
	(a)	With respect to Partnership Tranche No. 1, the Partnership will receive an aggregate purchase price of $25,462,130.64 on September 8, 2003. In consideration therefor, the Partnership committed 750,000 shares (“Base Amount 1”) pursuant to which the Partnership will deliver on approximately September 7, 2007, a number of shares of common stock (or, at the option of the reporting person, the cash equivalent of such shares) approximately equal to the product of (i) Base Amount 1 and (ii) the Settlement Ratio, which Settlement Ratio will be determined as follows:
		(i)	If the closing price (the “Settlement Price”) of the common stock on September 4, 2007 (“Maturity Date 1”) is less than $57.9766 (“Upside Limit 1”) but greater than $39.3032 (“Hedged Value 1”), the Settlement Ratio shall be a ratio equal to Hedged Value 1 divided by the Settlement Price;
		(ii)	If the Settlement Price is equal to or greater than Upside Limit 1, the Settlement Ratio shall be a ratio equal to the sum of (1) Hedged Value 1 divided by the Settlement Price and (2) a fraction the numerator of which is equal to the difference between the Settlement Price and Upside Limit 1 and the denominator of which is equal to the Settlement Price; and
		(iii)	If the Settlement Price is less than or equal to Hedged Value 1, the Settlement Ratio will be one.
	(b)	With respect to Partnership Tranche No. 2, the Partnership will receive an aggregate purchase price of $24,724,488.78 on September 8, 2003. In consideration therefor, the Partnership committed 750,000 shares (“Base Amount 2”) pursuant to which the Partnership will deliver on approximately March 13, 2008, a number of shares of common stock (or, at the option of the reporting person, the cash equivalent of such shares) approximately equal to the product of (i) Base Amount 2 and (ii) the Settlement Ratio, which Settlement Ratio will be determined as follows:
		(i)	If the Settlement Price of the common stock on March 10, 2008 (“Maturity Date 2”) is less than $60.7933 (“Upside Limit” 2) but greater than $39.3032 (“Hedged Value 2”), the Settlement Ratio shall be a ratio equal to Hedged Value 2 divided by the Settlement Price;
		(ii)	If the Settlement Price is equal to or greater than Upside Limit 2, the Settlement Ratio shall be a ratio equal to the sum of (1) Hedged Value 2 divided by the Settlement Price and (2) a fraction the numerator of which is equal to the difference between the Settlement Price and Upside Limit 2 and the denominator of which is equal to the Settlement Price; and
		(iii)	If the Settlement Price is less than or equal to Hedged Value 2, the Settlement Ratio will be one.
(2)	Vice Chairman of the Board and Executive Vice President. Member of a Section 13d group that owns more than 10% of the issuer’s outstanding common stock.